November 1, 2024

C. Shane Smith
President and Chief Executive Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

       Re: Smithfield Foods, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 4, 2024
           CIK No. 0000091388
Dear C. Shane Smith:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 4, 2024
Cover Page

1. We note your disclosure that you will be a controlled company after the closing of this offering. Please revise your cover page to state whether you intend to rely on the exchange controlled company exemptions extended to the company. Further revise your disclosure here and elsewhere as appropriate to clarify whether WH Group
       Limited is also a controlled company and, if so, to additionally identify your ultimate controlling shareholders.
Industry and Market Data, page iii

2. We note that the prospectus includes industry and market data based on information from several third-party sources. Please tell us if you commissioned any of the
 November 1, 2024
Page 2

      industry or market data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. In addition, we note your statement that, "market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable." This statement appears to imply a disclaimer of responsibility for this information. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Prospectus Summary, page 1

3. Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive advantages without equally prominent disclosure regarding your weaknesses. Please also disclose the basis for your claim that you are the largest fresh pork producer in North America, clarifying the quantitative criteria and any material assumptions upon which it is based.
4. We note the table presented at the top of page three where you present Ratio of Debt to Adjusted EBITDA, a non-GAAP financial measure, without disclosing its most directly comparable GAAP measure, Ratio of Debt to Net Income, with equal or greater prominence. Please revise your disclosure in accordance with the guidance in
      Item 10(e)(1)(i)(A) of Regulation S-K and ensure you disclose the most directly comparable GAAP measure with non-GAAP measures throughout your filing.
For
      example, we also note the chart on page six does not include Net Income, the most directly comparable measure to Adjusted Net Income and Adjusted EBITDA. Please revise accordingly.
The Offering, page 19

5. Please revise your disclosure with respect to the overallotment shares to quantify the number thereof that will be sold by you and the selling shareholder, respectively.
Non-GAAP Measures , page 23

6. We note that in the table on the top of page 24 you include disclosure of Adjusted net income margin from continuing operations and Adjusted EBITDA margin from continuing operations without disclosure of the most comparable GAAP measure
      either in the table, or in the tables above on page 22. Please revise to include this disclosure as required by Item 10(e)(1)(i)(A) of Regulation S-K.
7. We note that in the tables on page 24 you disclose a total of the segment profit amounts. Please note that a total segment profit amount may be appropriate in the notes to the financial statements as part of the reconciliation required by ASC 280-10-
      50-30, however when presented outside the notes to the financial statements, this amount represents a non-GAAP financial measure. Please revise to disclose this total segment profit amount as a non-GAAP financial measure and include the disclosures required in Item 10(e) of Regulation S-X.
 November 1, 2024
Page 3
Risk Factors, page 25

8. Please add risk factor disclosure to discuss the specific material risks that relate to your operations in Mexico and to your bioscience operations and products. In this regard, we note disclosure on page 75 identifying various factors contributing to the loss recorded by these operations in 2023.
Outbreaks of disease among or attributed to livestock can significantly affect production..., page 28

9. We note disclosure that you we have experienced outbreaks of livestock diseases, together with the potential risks related to such outbreaks. Please expand your disclosure to more fully discuss disease outbreaks you have experienced and the actual resulting impacts on your business, financial condition, and results of operations, including quantitative information, rather than presenting such risks as potential. In this regard, we note the reference to "persistent livestock disease issues"
       on page 68 in connection with your decision to cease certain Missouri operations.
       Please make analogous revisions on page 30 with respect to product recalls you have experienced.
Our controlling shareholder is required by the stock exchange on which its shares are listed to disclose and obtain approval..., page 51

10. We note your disclosure that your controlling shareholder is subject to the listing rules of The Stock Exchange of Hong Kong Limited, including a requirement to obtain shareholders' approval for certain corporate actions that you undertake. Please disclose whether and how these listing rules relate to the offering, and whether the offering is subject to the approval of any other regulatory authority. Our amended and restated bylaws designate the U.S. District Court..., page 58

11. Please clarify if the exclusive forum provision applies to the Securities Exchange Act of 1934.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Segment Results, page 74

12. Where you identify multiple factors which contributed to material changes in your period over period results, please expand your disclosures to quantify the individual impact of each factor. As an example, your disclosure at the bottom of page
       74 indicates that segment profit for the Packaged Meat segment increased due to lower raw material costs, offset by impact of lower average sales prices, the effects of the sale of Saratoga and a decline in volume. Refer to Item 303 of Regulation S-K.
Liquidity and Capital Resources, page 80

13. Please provide the amount outstanding under the credit agreement. Non-GAAP Measures, page 86

14. The litigation adjustment on page 87 appears to relate to legal costs as well as litigation accruals and settlements. Please tell us the amount of each component of the adjustment and address how you considered Question 100.01 of the Division of
 November 1, 2024
Page 4

       Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures in your determination that these costs do not represent normal recurring costs.
Business, page 97

15. Please revise, in the appropriate section, to provide a brief description of WH Group
       Limited.
Our Operations
Integrated Supply Chain and Hog Production Segment, page 111

16. Please revise to fully discuss the specific details of your "integrated" and "differentiated supply chain."
Intellectual Property, page 120

17. Please revise to disclose the duration and effect of all patents, trademarks, licenses, franchises, and concessions held. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.
       Additionally revise to disclose the material provisions of your license agreement with
       Nathan's Famous and related party license agreements discussed on pages 145-46.
Other Regulation, page 123

18. Please revise your disclosure to more fully discuss the draft Effluent Limitations
       Guidelines for wastewater discharges of meat and poultry facilities referenced on page
       44. Your disclosure should discuss the Guidelines' principal provisions, potential impact on your operations, and procedural status and timing.
Management
Composition of the Board of Directors, page 131

19. Please revise to include or cross-reference disclosure regarding the rights of WH
       Group to nominate directors for election pursuant to the shareholders' agreement.
Certain Relationships and Related Party Transactions, page 144

20. Please file as the agreements referenced in this section as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item
       601(b)(10) of Regulation S-K.
Description of Capital Stock, page 152

21. Please set forth the approximate number of holders of each class of common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation
S-K.
Exclusive Forum, page 157

22. We note your disclosure that the federal district courts of the United States will be the sole and exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits
 November 1, 2024
Page 5

       brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your risk factor accordingly. Consolidated Statements of Income, page F-5

23. We note that you present (income) loss from equity method investments within operating profit (loss) on your consolidated statements of income. Please explain to us why you believe this amount is appropriately presented within operating profit (loss)
       rather than below income tax expense as indicated in Rule 5-03 of Regulation S-X.
Note 8. Equity Method Investments, page F-34

24. We note that the loss related to equity method investments is approximately 35% of income from continuing operations for the year ended December 31, 2023. Please tell us your consideration for including the disclosures related to summarized information of the investees as required by ASC 323-10-50-3(c).
Note 15. Fair Value Measurements, page F-48

25. We note that disclosures related to the fair value measurements of your redeemable
       NCI do not appear to be included in Note 15. Please revise to include all disclosures required by ASC 820-10-50 including a reconciliation from the opening balances to the closing balances, disclosing separately changes during the period attributable to various factors. See guidance in ASC 820-10-50-2(c).
Note 19: Subsequent Events, page F-55

26. With a view toward future disclosure, please tell us how you determined the transaction for the sale of Utah hog production assets qualifies as a sale and leaseback transaction, as well as how the gain was determined.
General

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing